FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	a notice for 2013 first extraordinary general meeting of the Registrant on January 26, 2013;
2.	a proxy form for 2013 first extraordinary general meeting of the Registrant; and
3.	a reply slip for 2013 first extraordinary general meeting of the Registrant.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF 2013 FIRST EXTRAORDINARY
GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 First Extraordinary General Meeting (the "Extraordinary General Meeting") of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on 12 March 2013 at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for considering and approving the following resolutions:

SPECIAL RESOLUTION

1.	To consider and approve the "Resolution regarding the Amendments to the Articles of Association of Huaneng Power International, Inc." (Note 1)

ORDINARY RESOLUTION

2.
To consider and approve the "Resolution regarding the 2013 Continuing Connected Transactions between the Company and Huaneng Group", including Huaneng Group Framework Agreement and the transaction caps thereof (Note 2)

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

Beijing, the PRC
26 January 2013

Notes:

1.
For details of the "Resolution regarding the Amendments to the Articles of Association of Huaneng Power International, Inc., please refer to an announcement of the Company dated 24 October 2012. The Company shall despatch the circular containing, inter alia, the Amendments to the Articles of Association of Huaneng Power International, Inc. to shareholders as soon as possible.

2.
For details of the "Resolution regarding the 2013 Continuing Connected Transactions between the Company and Huaneng Group", please refer to an announcement of the Company dated 11 January 2013 (the "Announcement"). Unless stated otherwise, terms used herein shall have the same meanings as set out in the Announcement. The Company shall despatch the circular containing, inter alia, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to shareholders as soon as possible.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice of EGM will be voted by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 19 February 2013.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

5.	Closure of Register of Members

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 20 February 2013 to 12 March 2013 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by no later than 4:30 p.m. on 19 February 2013. Holders of H shares whose names are recorded in the register of member of the Company on 20 February 2013 are entitled to attend the Extraordinary General Meeting.

6.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6999
Facsimile No.: (+86)-10-6322 6888

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Proxy Form for 2013 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2) _______________________________ of ____________________________________________________________________ ,
_________________________________________________________________________________________________________________
Shareholders’ Account: _______________________________________ and I.D. No.: _________________________________________ ,
being the holder(s) of ______________________________________________________________________________________________
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3) ______________________
I.D. No.: ___________________ (of __________________________________________________________________________________ ),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2013 First Extraordinary General Meeting (“EGM”) to be held at 9 a.m. on 12 March 2013 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for the
purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	SPECIAL RESOLUTION	For (Note 4)	Against (Note 4)
1.	To consider and approve the “Resolution regarding the Amendments to the Articles of Associations of Huaneng Power International, Inc.”
	ORDINARY RESOLUTION	For (Note 4)	Against (Note 4)
2.
To consider and approve the “Resolution regarding the 2013 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof

Date:	2013	Signature:	(Note 5)

Notes:
1
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2	Please insert full name(s) and address(es) in BLOCK LETTERS.

3
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4
Attention: If you wish to vote FOR any resolution, please indicate with a “Ö” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “Ö” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the EGM.

* Please delete as appropriate.

Reply Slip for 2013 First Extraordinary General Meeting

I/(We) __________________________________________________ of ______________________________________________________
_________________________________________________________________________________________________________________
Telephone number: ________________________________ and Fax number: _________________________________________________ , being the holder(s) of ________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”)
hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2013 First Extraordinary General
Meeting (the “EGM”) to be held at 9 a.m. on 12 March 2013 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei
Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:    January 26, 2013